VIA FACSIMILE AND U.S. MAIL


February 21, 2006

Douglas W. Sabra
Chief Financial Officer
Forward Industries, Inc.
1801 Green Road, Suite E
Pompano Beach, FL 33064

	RE:	Form 10-KSB for Fiscal Year Ended September 30, 2005
      Form 10-QSB for Fiscal Quarter Ended December 31, 2005
      File No. 0-6669

Dear Mr. Sabra:

		We have reviewed these filings and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-QSB FOR THE PERIOD ENDED DECEMBER 31, 2005

Management`s Discussion and Analysis of Financial Condition and
Results of Operations, page 14

Results of Operations for the 2006 Quarter compared to the 2005
Quarter, page 16

1. You indicated that revenue was adversely affected by the adoption of a sourcing, billing and payment arrangement for one of your OEM customers in which revenue is recognized only to the extent of the related gross profit on sales to the customer. However, in the prior year, the full sale price of the product to this customer was recognized as revenue. We have the following comments regarding the adoption of this new arrangement.
* [i] With reference to the indicators in EITF 99-19 and the specific terms of the sourcing, billing and payment arrangement, please address the specific facts and circumstances that resulted in the change from gross revenue reporting to net revenue reporting.
* [ii] Clarify why you adopted this new arrangement for one of your
OEM customers.
* [iii] With reference to the typical terms of your other revenue arrangements, please support the gross revenue reporting for these arrangements as presented in your Form 10-K for the year ended September 30, 2005.

*    *    *    *

	Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in their filings;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.




      You may contact Ernest Greene, Staff Accountant, at (202)
551-
3733, or in his absence, Jeanne Baker, Assistant Chief Accountant, at
(202) 551-3691, if you have questions regarding comments on the financial statements and related matters.
								Sincerely,



								Rufus Decker
      							Accounting Branch Chief
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Mr. Douglas W. Sabra
February 21, 2006
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE